Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated August 12, 2024

Relating to Preliminary Prospectus Supplement dated August 12, 2024

Registration No. 333-261462

Chimera Investment Corporation

$65,000,000

9.250% Senior Notes due 2029

Final Pricing Term Sheet

August 12, 2024

Issuer:	Chimera Investment Corporation, a Maryland corporation.

Title of Securities:	9.250% Senior Notes due 2029 (the “Notes”).

Type of Offering:	SEC Registered

Over-Allotment Option:	$9,750,000

Type of Note	Fixed Rate Note

Maturity Date:	August 15, 2029, unless earlier repurchased, redeemed or converted.

Interest Rate:	9.250% per year.

Trade Date:	August 12, 2024

Expected Settlement Date:	August 19, 2024 (T+5) *

Interest Payment Date:	Each February 15, May 15, August 15 and November 15, commencing on November 15, 2024. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Period:	The initial interest period will be the period from and including August 19, 2024, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Day Count Basis:	360-day year of twelve 30-day months

Issue Price:	$25.00

Price to Issuer:	$24.2125

Net Proceeds to the Issuer, before Expenses:	$62,952,500 total assuming the option is not exercised

Denominations:	$25.00 and integral multiples of $25.00 in excess thereof

Optional Redemption:	The Company may redeem the notes at its option, in whole or in part, at any time, and from time to time, on or after August 15, 2026 at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

CUSIP Number / ISIN Number:	16934Q 877 / US16934Q8776

Rating**	BBB (Egan-Jones Ratings Company)

Listing:	The Company intends to apply to list the Notes on the New York Stock Exchange under the trading symbol “CIMO” and expects trading of the Notes to commence within 30 days after the original issue date.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC Keefe, Bruyette & Woods, Inc. Piper Sandler & Co.

Trustee:	Wilmington Trust, National Association

*

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their delivery will be required, by virtue of the fact that the Notes will initially settle T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated December 2, 2021) and a preliminary prospectus supplement dated August 12, 2024 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling 1-800-584-6837, RBC Capital Markets, LLC by calling 1-866-375-6829 or by emailing rbcnyfixedincomeprospectus@rbccm.com, UBS Securities LLC by calling 1-888-827-7275, Wells Fargo Securities, LLC by calling 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com, Keefe, Bruyette & Woods, Inc. by calling 1-800-966-1559 or Piper Sandler & Co. by emailing fsg-dcm@psc.com.